FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:     January 14, 2005

TRICOM, S.A.

(Translation of registrant’s name into English)

Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic
(Address of principal executives offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐ No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TRICOM, S.A. is filing this Form 6-K to disclose (i) potential liability in connection with the receipt of a payment opposition from certain alleged creditors of various affiliates of Oleander Holdings, Inc., Tricom’s largest shareholder, and (ii) recent developments in connection with the termination of a aircraft lease agreement entered into by TRICOM USA, a subsidiary of Tricom, and General Electric Credit Corporation of Tennessee.

Payment Opposition by Creditors of GFN

In April 2004, TRICOM, S.A. received a payment opposition (the “Payment Opposition”) from certain alleged creditors (the “GFN Creditors”) of various affiliates of Oleander Holdings, Inc. (“Oleander”), Tricom’s largest shareholder, identified in the payment opposition (the “Identified GFN Entities”).  The Payment Opposition requires that Tricom not in any way pay, transfer, render, sell, assign, repay, in whole or in part, or enter into any transaction that may reduce the amount owing to any of the Identified GFN Entities.  The amount alleged to be owed to the GFN Creditors by the Identified GFN Entities totals US$32 million.  The amount subject to the Payment Opposition is US$64 million, as allowed by the Dominican Civil Procedure Code.

Certain affiliates of Oleander (the “Transferring GFN Entities”) caused certain pagares or notes, commercial paper and other obligations issued by Tricom in the aggregate principal amount of approximately US$52,600,000 and RD$73,000,000 (collectively, the “Debt”) to be either canceled and reissued or assigned to several entities, including an affiliate of Oleander (collectively, the “New Holders”) (the “Transfer”).  None of the New Holders is an Identified GFN Entity.  Tricom has been advised by counsel that the Transfer may have been a violation of the Payment Opposition and that Tricom, therefore, may be liable to both the New Holders in an amount equal to the Debt and to the GFN Creditors in an amount equal to the amount allegedly owed to the GFN Creditors.  Tricom’s liability to the GFN Creditors may arise if (i)  the GFN Creditors obtain a judgment against one or more of the Transferring GFN Entities which is not satisfied, and (ii) a court determines that the Payment Opposition is valid and effective as to the Transferring GFN Entities and at the time the Payment Opposition was served Tricom had an outstanding obligation to the Transferring GFN Entities.  To Tricom’s knowledge, there has not been any determination as to the effectiveness of the Payment Opposition or the liability to the GFN Creditors of the Identified GFN Entities or the Transferring GFN Entities.  Prior to any determination as to the validity of the Payment Opposition, Tricom remains responsible to prevent any payment, cancellation or assignment in favor of the Identified GFN Entities (as defined above) taking place.

In the event Tricom were required to pay the Debt to both the GFN Creditors and the New Holders, under the Dominican Civil Code, Tricom may have a right to recover from certain of the Identified GFN Entities any amount paid to the GFN Creditors.  In the event that Tricom pays the GFN Creditors, there cannot be any assurance that Tricom will be able to recover such amounts from the Identified GFN Entities.

Aircraft Lease Termination

In November 2003, General Electric Credit Corporation of Tennessee and General Electric Capital Corporation of Puerto Rico commenced an arbitration proceeding against Tricom, S.A., or Tricom, and its subsidiary TRICOM USA before the International Centre for Dispute Resolution.  GE Puerto Rico and GE Tennessee made a claim against Tricom, as the guarantor of TRICOM USA’s performance and payment under an aircraft lease agreement entered into by TRICOM USA and GE Tennessee, for damages in the amount of $16,502,055 arising from TRICOM USA’s alleged breach of the aircraft lease agreement.  In December 2003, GE Tennessee informed Tricom that it was exercising its right to immediately seize the aircraft that was the subject of the aircraft lease agreement.  TRICOM USA returned the aircraft to GE Tennessee in December 2003.  GE Tennessee claimed in the arbitration that by reason of a cross collateral agreement it alleged was entered into by Tricom in connection with a secured loan to Tricom by GE Puerto Rico, the obligations under the aircraft lease agreement by GE Tennessee also were secured by collateral, consisting of telecommunications equipment, securing the loan by GE Puerto Rico to Tricom.

Tricom made a pre-hearing motion to dismiss GE Puerto Rico as a party to the arbitration on the ground that GE Puerto Rico was not a party to any contract containing an arbitration clause entered into with Tricom, and for that reason did not have a legal right to compel Tricom to arbitrate any claims that GE Puerto Rico might have against Tricom.  In GE Puerto Rico’s answer, it alleged that a certain cross collateral agreement entered into by TRICOM USA, GE Puerto Rico and Tricom, in connection with a secured loan by GE Puerto Rico to Tricom in December 2000 tied the December 2000 secured loan to the aircraft lease agreement and corporate guaranty.  Therefore, GE Puerto Rico argued that it had the right to invoke the contractual benefits of the aircraft lease agreement and corporate guaranty, which included the right to compel arbitration. Tricom argued that, since the cross collateral agreement did not specifically include GE Tennessee as a party, GE Puerto Rico could not use the cross collateral agreement to tie the December 2000 secured loan to the aircraft lease agreement and Tricom corporate guaranty.  GE Puerto Rico contended that even though the cross collateral agreement did not include GE Tennessee, this was the result of a clerical error. GE Puerto Rico requested that the arbitrators reform the cross collateral agreement to specifically include GE Tennessee in it.

In August 2004, a hearing was held on the pre-hearing motion.  On December 31, 2004, the arbitrators reached a decision on the pre-hearing motion in favor of GE Puerto Rico which reformed the cross collateral agreement to make clear that the cross collateral agreement covered breaches of the Tricom entities’ obligations from the aircraft transaction and that GE Puerto Rico is a proper party to the arbitration proceeding.  A hearing with the arbitrators on the merits of the matter is expected to commence sometime during the second quarter of 2005.

TRICOM USA has been advised by counsel that there is a substantial likelihood that it will be found liable for breach of the aircraft lease agreement if the claim is pursued against it.  Counsel has also advised TRICOM USA that it is not able to estimate the amount of any judgment that may be awarded against TRICOM USA should a claim be pursued against it.  According to counsel, the amount of any award would be dependent on expert valuations of the present value of the remaining payments due under the aircraft lease agreement as well as on the market value of the aircraft as of the date it was returned to GE, which market value in counsel’s opinion would be credited in mitigation of the amount that otherwise would be due to GE.

[Signature on following page.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRICOM, S.A

Dated: January 14, 2005	By:	/s/ CARL H. CARLSON
Carl H. Carlson
Chief Executive Officer